SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
PROFIRE ENERGY, INC.
(Name of Subject Company)
PROFIRE ENERGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74316X101
(CUSIP Number of Class of Securities)
Ryan W. Oviatt & Cameron M. Tidball
Co-Chief Executive Officers
Profire Energy, Inc.
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 209-7767 & (780) 722-7340
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Sam Gardiner
Mayer Brown LLP
201 South Main Street, Suite 1100
Salt Lake City, Utah 84111
(801) 907-2701
and
Ryan Ferris
71 S. Wacker Dr.
Chicago, Illinois 60606
(312) 701-7199
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Profire Energy, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 3, 2024. The Schedule 14D-9 relates to the tender offer by Combustion Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CECO Environmental Corp., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (as further amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 3, 2024, pursuant to which Purchaser offered to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $2.55 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 3, 2024, as amended or supplemented from time to time (the “Offer to Purchase”), and in the related letter of transmittal, as amended or supplemented from time to time (the “Letter of Transmittal”), and the related notice of guaranteed delivery, as amended or supplemented from time to time (the “Notice of Guaranteed Delivery” which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Offer”), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain matters as set forth below.
Item 8.   Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the section titled “— Antitrust”:
“Expiration and Results of the Offer
The Offer expired at one minute after 11:59 P.M., New York City time, on December 31, 2024 (the “Offer Expiration Time”). The Depositary and Paying Agent reported that, as of such time, a total of 39,688,706 Shares were validly tendered and not validly withdrawn pursuant to the Offer, and it has received commitments to tender 337,815 additional Shares under the guaranteed delivery procedures described in the Offer, representing in the aggregate approximately 86.31% of the Shares outstanding as of the Offer Expiration Time.
As of the Offer Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Parent.
As a result of the purchase of Shares in the Offer, Purchaser has sufficient ownership to effect the Merger in accordance with Section 92A.133 of the NRS and Section 252 of the DGCL without a vote of the Company’s stockholders. At the Effective Time, each Share issued and outstanding immediately prior to such time (other than Shares owned by Parent, Purchaser or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned subsidiaries if any) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding tax.
Following the Merger, the Shares will cease to trade on, and will be delisted from, Nasdaq. Additionally, Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of PFIE’s reporting obligations under the Exchange Act as promptly as practicable.
On January 2, 2025, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 9.   Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:
Exhibit No.	Description
(a)(5)(E)	Press Release of Parent, dated January 2, 2025, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PROFIRE ENERGY, INC.
Date: January 2, 2025	By: /s/ Ryan W. Oviatt Name: Ryan W. Oviatt Title: Co-Chief Executive Officer
By: /s/ Cameron M. Tidball Name: Cameron M. Tidball Title: Co-Chief Executive Officer